Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the first quarter of fiscal 2023, dated March 6, 2023, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2022, which are available on VersaBank’s website at www.versabank.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2022, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Overview of Performance	4
Selected Financial Highlights	6
Business Outlook	7
Financial Review – Earnings	11
Financial Review – Balance Sheet	15
Off-Balance Sheet Arrangements	26
Related Party Transactions	26
Capital Management and Capital Resources	27
Results of Operating Segments	29
Summary of Quarterly Results	31
Non-GAAP and Other Financial Measures	31
Significant Accounting Policies and Use of Estimates and Judgements	34
Controls and Procedures	35

VersaBank – Q1 2023 MD&A	1

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of potential new variants of COVID-19; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2022.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Q1 2023 MD&A	2

About VersaBank

VersaBank (the “Bank”) adopted an electronic branchless model in 1993, becoming the world’s first branchless financial institution and obtains its deposits and the majority of its loans and leases digitally. It holds a Canadian Schedule 1 chartered bank licence and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). In addition to its core Digital Banking operations, VersaBank has established cybersecurity services and banking and financial technology development operations through its wholly owned subsidiary, DRT Cyber Inc. (“DRTC”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VBNK.PR.A.

VersaBank is focused on increasing earnings by concentrating on underserved markets that support more attractive pricing for its products, leveraging existing distribution channels to deliver its financial products to these chosen markets and expanding its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a low cost of funds.

The underlying drivers of VersaBank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q1 2023 MD&A	3

Overview of Performance

* See definition in the "Non-GAAP and Other Financial Measures" section below.

Q1 2023 vs Q4 2022

Loans increased 8% to $3.24 billion, driven by continued strong growth in both the Bank’s Point-of-Sale Loans and Leases (“POS Financing”) portfolio and the Commercial Real Estate (“CRE”) portfolios, which increased 9% and 6% respectively;

Total revenue increased 7% to $25.9 million and was composed of net interest income of $24.3 million and non-interest income of $1.6 million, the latter derived primarily from the revenue contribution of DRT Cyber Inc., (“DRTC”), which includes the gross margin generated by Digital Boundary Group’s cybersecurity services business;

VersaBank – Q1 2023 MD&A	4

Net interest margin (NIM) increased 2 basis points to 2.83% as a function primarily of higher yields earned on the Bank’s lending and treasury assets, offset partially by higher cost of funds. NIM on loans was unchanged at 3.03%;

Provision for credit losses was $385,000 compared to a provision for credit losses of $205,000, with the increase attributable primarily to changes in the forward-looking information used by VersaBank in its credit risk models and higher lending asset balances;

Net income and earnings per share (“EPS”) increased 46% and 48% to $9.4 million and $0.34 per share, respectively, as a function primarily of higher net interest income, which was driven substantially by strong loan growth, as well as modest NIM expansion, and lower non-interest expenses. The increase in EPS was also partially due a lower number of common shares outstanding due to the purchase and cancellation of common shares through the Bank’s Normal Course Issuer Bid (“NCIB”); and,

Efficiency ratio for the Digital Banking operations (excluding DRTC) improved 877 bps (or 18%) to 42% as a function of higher revenue and lower non-interest expenses.

Q1 2023 vs Q1 2022

Loans increased 46% to $3.24 billion, driven by strong growth in both the POS Financing portfolio and the CRE portfolios, which increased 68% and 5% respectively;

Total revenue increased 42%, driven primarily by higher net interest income resulting mainly from strong loan growth, as well as moderate NIM expansion;

NIM increased 6 bps due primarily to higher yields earned on the Bank’s lending and treasury assets, offset partially by higher cost of funds while NIM on loans decreased 20 bps attributable primarily to changes in the Bank’s funding mix;

Provision for credit losses was $385,000 compared to a provision for credit losses of $2,000, with the trend attributable primarily to changes in the forward-looking information used by VersaBank in its credit risk models and lending asset growth offset partially by changes in VersaBank’s lending asset portfolio mix;

Net income and EPS increased 69% and 79% as a function primarily of higher revenue offset partially by higher non-interest expenses including higher salary and benefits amounts attributable to higher staffing levels to support expanded business activity across the Bank as well as higher costs associated with employee retention. The EPS trend was also impacted by the common shares that were purchased and cancelled through the Bank’s NCIB; and,

Efficiency ratio for Digital Banking operations (excluding DRTC) improved 1,406 bps (or 25%) as a function of revenue growth (42%) outpacing growth in non-interest expenses (16%) over the same period.

VersaBank – Q1 2023 MD&A	5

Selected Financial Highlights

(unaudited)	For the three months ended
	January 31	October 31	January 31
(thousands of Canadian dollars except per share amounts)	2023	2022	2022
Results of operations
Interest income	$49,561	$42,072	$24,720
Net interest income	24,274	22,477	16,885
Non-interest income	1,644	1,775	1,381
Total revenue	25,918	24,252	18,266
Provision (recovery) for credit losses	385	205	2
Non-interest expenses	12,335	13,774	10,636
Digital Banking	10,169	11,456	9,504
DRTC	2,357	2,359	1,173
Net income	9,417	6,429	5,566
Income per common share:
Basic	$0.34	$0.23	$0.19
Diluted	$0.34	$0.23	$0.19
Dividends paid on preferred shares	$247	$247	$247
Dividends paid on common shares	$663	$680	$687
Yield*	5.78%	5.26%	4.06%
Cost of funds*	2.95%	2.45%	1.29%
Net interest margin*	2.83%	2.81%	2.77%
Net interest margin on loans*	3.03%	3.03%	3.23%
Return on average common equity*	10.79%	7.32%	6.58%
Book value per common share*	$12.77	$12.37	$11.78
Efficiency ratio*	48%	57%	58%
Efficiency ratio - Digital banking*	42%	51%	56%
Return on average total assets*	1.07%	0.77%	0.87%
Gross impaired loans to total loans*	0.05%	0.01%	0.00%
Provision (recovery) for credit losses as a % of average loans*	0.05%	0.03%	0.00%
	As at
Balance Sheet Summary
Cash	$201,372	$88,581	$155,239
Securities	49,847	141,564	-
Loans, net of allowance for credit losses	3,235,083	2,992,678	2,215,638
Average loans	3,113,881	2,903,400	2,159,344
Total assets	3,531,690	3,265,998	2,415,346
Deposits	2,925,452	2,657,540	1,847,003
Subordinated notes payable	102,765	104,951	97,726
Shareholders' equity	351,177	350,675	336,951
Capital ratios**
Risk-weighted assets	$2,917,048	$2,714,902	$2,095,335
Common Equity Tier 1 capital	326,411	325,657	310,825
Total regulatory capital	447,472	448,575	426,237
Common Equity Tier 1 (CET1) capital ratio	11.19%	12.00%	14.83%
Tier 1 capital ratio	11.66%	12.50%	15.49%
Total capital ratio	15.34%	16.52%	20.34%
Leverage ratio	9.21%	9.84%	12.69%
*	See definition in "Non-GAAP and Other Financial Measures" section below.
**	Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Q1 2023 MD&A	6

Business Outlook

VersaBank is active in underserved banking markets in Canada and the US that support more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, VersaBank remains highly committed to, and focused on further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

Management continues to monitor the geo-political, economic and financial market risk precipitated by the conflict in Ukraine and its potential impact on VersaBank’s business. At this time, management has not identified any material direct or indirect risk exposure to VersaBank resulting from the conflict and will continue to assess available information and evaluate the situation as it evolves.

While VersaBank does not provide guidance on specific performance metrics, the commentary provided below discusses aspects of VersaBank’s business and certain anticipated trends related to same that, in management’s view, could potentially impact future performance.

Lending Assets

Canadian Point-of-Sale Financing: Consumer spending and business investment in Canada are expected to slow during the first half of 2023 due primarily to higher interest rates combined with higher inflation relative to recent historical levels. Notwithstanding these factors, given the continuing strength of the labour market, management anticipates that consumers will continue to spend in the various sectors to which the Bank provides POS financing, although at levels measurably lower than the outsized spending of 2022 as residual savings accumulated over the course of the pandemic are depleted. This consumer behaviour, combined with the anticipated addition of new origination partners in Canada, is expected to contribute to continued meaningful growth in the Bank’s POS Financing portfolio throughout fiscal 2023 that is more consistent with pre-fiscal 2022 levels;

US Receivable Purchase Program: Despite higher interest rates, elevated inflation, higher gas prices and supply chain disruptions in the US, continued momentum in the job market and higher wages are expected to mitigate material declines in consumer spending, which in turn will support stable demand for durable goods and agricultural products which is expected to continue to stimulate transportation and manufacturing equipment purchases. Additionally, despite a cooling of the residential home market in the US overall construction activity is expected to continue to expand modestly in 2023 which is anticipated to support demand for construction equipment in the near term. Management believes the anticipated US macroeconomic and industry trends described above will support growth in the Bank’s RPP portfolio in the US throughout fiscal 2023, which will be focused on the provision of commercial equipment financing over the course of the same period. The Bank’s RPP launched in a limited manner in the second quarter of fiscal 2022 with a large, North American, commercial transportation financing business focused on independent owner/operators and added a second commercial equipment financing partner over the course of the first fiscal quarter of 2023; and,

VersaBank – Q1 2023 MD&A	7

Commercial Real Estate: Management anticipates modest growth in the commercial mortgage sector related to financing for residential housing properties, which is expected to result in healthy demand for the Bank’s construction and term financing products for which the Bank is currently experiencing and expects to continue to experience high quality deal flow, throughout at least fiscal 2023. Notwithstanding the highly effective risk mitigation strategies that are employed in managing the Bank’s CRE portfolios, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management has taken a cautionary stance with respect to its broader CRE portfolios due to the anticipation of volatility in CRE asset valuations in a rising interest rate environment and the potential impact of same on borrowers’ ability to service debt, as well as due to concerns related to inflation and higher input costs, which continue to have the potential to drive higher construction costs. Additionally, management anticipates more meaningful participation in the B-20 compliant conventional, uninsured mortgage financing space, however, does not expect this lending activity to significantly impact the Bank’s balance sheet until mid-fiscal 2023.

Credit Quality

VersaBank lends to underserved markets that support more attractive pricing for its lending products but typically exhibit a lower-than-average risk profile generally as a function of the lower inherent risk associated with the underlying collateral assets and/or the structure of VersaBank’s offered financing arrangements;

As at January 31, 2023, the Bank had $1.7 million in impaired loans on its balance sheet, representing 0.05% of total loans, which are well secured, and which management anticipates will be repaid prior to the end of the third quarter of fiscal 2023 at no loss to the bank;

Available forward-looking macroeconomic and industry data in aggregate remains biased to the downside. As a result, management anticipates that credit risk in its portfolio may increase modestly over the course of fiscal 2023 as a function of a prolonged, elevated interest rate environment in both Canada and the US and the resulting impact on the ability of consumers and businesses to service debt in such an environment, the impact of high inflation in both Canada and the US, the impact of the geo-political risk resulting from the continued crisis in Ukraine and the effect of the crisis on global supply chains. Notwithstanding the above, management anticipates that the strong labour market, higher wages and residual consumer savings will continue to mitigate the rate of deterioration of the Canadian and US economies and partially offset the broader impact of higher interest rates and inflation in the medium term. Further, management expects that the lower risk profile of VersaBank’s lending portfolio, which is a function of VersaBank’s prudent underwriting practices, structured lending products and focus on underserved financing markets within which it has a wealth of experience, will mitigate any escalation in forward credit risk in the Bank’s lending portfolio; and,

VersaBank – Q1 2023 MD&A	8

VersaBank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider, for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These credit risk modeling systems are used in conjunction with VersaBank’s internally developed expected credit loss (“ECL”) models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses. As discussed, management notes deteriorating trends in the macroeconomic data currently being used as forward-looking information in the Bank’s credit risk models and, depending on the growth trajectory and composition of its lending portfolio, these trends could result in higher ECL amounts and the Bank recognizing higher provisions for credit losses in the coming quarters.

Funding and Liquidity

Management expects that commercial deposit volumes raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will return to growth in the second half of fiscal 2023 as a function of an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings over the same timeframe, attributable primarily to a more challenging current and forecasted economic environment as evidenced by increasing Canadian consumer bankruptcy filing volumes. Further, VersaBank continues to pursue a number of initiatives to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates; and,

Management anticipates that liquidity levels will remain reasonably consistent over the remainder of fiscal 2023 as VersaBank continues to fund anticipated balance sheet growth across each of its lines of business. Further, management will continue to deploy cash into low risk, government securities with the objective of earning a more favourable yield on its available liquidity.

Earnings and Capital

Earnings growth in fiscal 2023 is expected to be a function primarily of anticipated organic balance sheet growth from Digital Banking operations, specifically attributable to the Bank’s POS Financing and RPP businesses in Canada and the US respectively as well as incremental earnings contributions from DRTC, offset partially by non-interest expenses over in the first half of fiscal 2023 attributable primarily to costs related to the acquisition of a US national bank. Additionally, management expects to incur higher costs associated with the recruitment and retention of staff in what remains a highly competitive labour market;

Net interest income growth for fiscal 2023 is expected to be a function primarily of growth in VersaBank’s POS and RPP businesses in Canada and the US respectively, disciplined liquidity management and the expectation that growth in the TIB program later in the year and further expansion of its diverse deposit broker network will have a favourable impact on VersaBank’s cost of funds;

VersaBank – Q1 2023 MD&A	9

Non-interest income growth for fiscal 2023 is expected to be a function primarily of DRTC revenue growth derived from its suite of cybersecurity services;

VersaBank’s capital ratios remain comfortably in excess of regulatory minimums. Management is of the view that VersaBank’s current capital levels are sufficient to accommodate balance sheet growth contemplated for fiscal 2023. Notwithstanding the above, management will continue to closely monitor the capital markets to identify opportunities for VersaBank to raise additional regulatory capital on attractive terms in order to position VersaBank to support a potentially more robust growth profile in the future;

Management does not anticipate increasing VersaBank’s dividend rate during fiscal 2023 to ensure that it continues to have adequate regulatory capital available to support contemplated balance sheet growth as well as specific business development initiatives for earnings growth currently contemplated over the same timeframe and remain in compliance with its established regulatory capital ratio targets and thresholds; and,

During the fourth quarter of fiscal 2022, VersaBank received approval from the TSX and Nasdaq to proceed with a NCIB for its common shares through which the Bank may purchase for cancellation up to 1,700,000 of its common shares, representing approximately 9.54% of its public float. If fully executed, the impact of the NCIB will not have a material impact on the Bank’s regulatory capital levels and ratios. The Bank has repurchased 1,017,596 shares under the NCIB as at January 31, 2023.

There is potential that VersaBank may not realize or achieve the anticipated performance trends set out above as a function of a number of factors and variables including, but not limited to, the strength of the Canadian and US economies in general and the strength of the local economies in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in the interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of VersaBank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations regulating financial services; the impact of wars or conflicts including the crisis in Ukraine; and the impact of potential new variants of COVID-19 on the global economy. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

VersaBank – Q1 2023 MD&A	10

Financial Review – Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income, increased 7% to $25.9 million compared to the last quarter and increased 42% compared to the same period a year ago.

Net Interest Income

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2023	2022	Change	2022	Change

Interest income
Point-of-sale loans and leases	$31,960	$26,640	20%	$14,455	121%
Commercial real estate mortgages	14,410	12,981	11%	9,753	48%
Commercial real estate loans	176	178	(1% )	192	(8% )
Public sector and other financing	309	240	29%	114	171%
Other	2,706	2,033	33%	206	1214%
Interest income	$49,561	$42,072	18%	$24,720	100%

Interest expense
Deposit and other	$23,841	$18,165	31%	$6,469	269%
Subordinated notes	1,446	1,430	1%	1,366	6%
Interest expense	$25,287	$19,595	29%	$7,835	223%

Net interest income	$24,274	$22,477	8%	$16,885	44%

Non-interest income	$1,644	$1,775	(7% )	$1,381	19%

Total revenue	$25,918	$24,252	7%	$18,266	42%

Q1 2023 vs Q4 2022

Net interest income increased 8% to $24.3 million as a function primarily of:

Higher interest income earned on higher lending asset balances; and,
Redeployment of available cash into higher yielding, low risk securities.

Offset partially by:

Higher interest expense attributable to higher deposit balances.

Q1 2023 vs Q1 2022

Net interest income increased 44% as a function primarily of the variables and trends set out above.

VersaBank – Q1 2023 MD&A	11

Net Interest Margin

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2023	2022	Change	2022	Change

Interest income	$49,561	$42,072	18%	$24,720	100%
Interest expense	25,287	19,595	29%	7,835	223%
Net interest income	24,274	22,477	8%	16,885	44%

Average assets	$3,398,844	$3,170,671	7%	$2,415,216	41%
Yield*	5.78%	5.26%	10%	4.06%	42%
Cost of funds*	2.95%	2.45%	20%	1.29%	129%
Net interest margin*	2.83%	2.81%	1%	2.77%	2%

Average gross loans	$3,100,809	$2,891,515	7%	$2,152,383	44%
Net interest margin on loans*	3.03%	3.03%	0%	3.23%	(6% )

Q1 2023 vs Q4 2022

Net interest margin increased 2 bps as a function primarily of:

Higher yields earned on the Bank’s lending and treasury assets attributable primarily to a higher interest rate environment resulting from the Bank of Canada tightening monetary policy over the course of the past year.

Offset partially by:

Higher cost of funds attributable primarily to a higher interest rate environment.

Q1 2023 vs Q1 2022

Net interest margin increased 6 bps as a function primarily of the variables and trends set out above.

Non-Interest Income

Non-interest income is comprised of revenue generated by DRTC which includes the gross profit of Digital Boundary Group, (“DBG”) as well as income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the quarter was $1.6 million compared to $1.8 million last quarter and $1.4 million for the same period a year ago. The quarter over quarter trend was a function primarily of lower client engagement while the year over year trend was a function primarily of improved operational efficiency achieved by DBG over the course of the year.

VersaBank – Q1 2023 MD&A	12

Provision for Credit Losses

(thousands of Canadian dollars)
	January 31	October 31	January 31
For the three months ended:	2023	2022	2022

Provision for (recovery of) credit losses by lending asset:
Point-of-sale loans and leases	$38	$17	$95
Commercial real estate mortgages	304	191	(69)
Commercial real estate loans	3	5	(9)
Public sector and other financing	40	(8)	(15)
Total provision for (recovery of) credit losses	$385	$205	$2

Q1 2023 vs Q4 2022 vs Q1 2022

VersaBank recorded a provision for credit losses in the amount of $385,000 in the current quarter compared to a provision for credit losses in the amount of $205,000 last quarter and $2,000 last year as a function primarily of:

Changes in the forward-looking information used by VersaBank in its credit risk models; and,
Higher lending asset balances.

Non-Interest Expenses

(thousands of Canadian dollars)
	January 31	October 31			January 31
For the three months ended:	2023	2022	Change		2022	Change

Salaries and benefits	$8,257	$7,219	14%		$6,083	36%
General and administrative	3,126	5,570	(44%	)	3,624	(14% )
Premises and equipment	952	985	(3%	)	929	2%
Total non-interest expenses	$12,335	$13,774	(10%	)	$10,636	16%

Efficiency Ratio	47.59%	56.80%	(16%	)	58.23%	(18% )

Q1 2023 vs Q4 2022

Non-interest expenses decreased 10% to $12.3 million as a function primarily of:

Lower costs attributable to investments in the Bank’s business development initiatives including, but not limited to, the acquisition of a US national bank, the development of the US RPP and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. Notwithstanding the above, investments associated with the acquisition of the US national bank are anticipated to continue over the first half of fiscal 2023 but will be substantially lower than the amounts invested over the course of fiscal 2022 and will be related primarily to the Bank ensuring that it is in compliance with all necessary US banking regulatory requirements; and,

VersaBank – Q1 2023 MD&A	13

Lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations.

Offset partially by:

Higher salary and benefits expense attributable to general, annual compensation adjustments and higher staffing levels to support expanded business activity across the Bank.

Q1 2023 vs Q1 2022

Non-interest expenses increased 16% as a function primarily of:

Higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank as well as higher costs associated with employee retention; and,
Higher costs related to investments in the Bank’s business development initiatives, noted above.

Offset partially by:

Lower insurance premiums attributable to VersaBank’s listing on the Nasdaq in September 2021; and,
Lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations.

Income Tax Provision

VersaBank’s effective tax rate is approximately 29% compared with 30% for fiscal 2022. The tax rate is impacted by certain items not being taxable or deductible for income tax purposes. The lower tax rate in the current period reflects a decrease in non-deductible expenses realized over the current quarter. Provision for income taxes for the current quarter was $3.8 million compared to $3.8 million last quarter and $2.1 million for the same period a year ago.

VersaBank – Q1 2023 MD&A	14

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2023	2022	Change	2022	Change

Total assets	$3,531,690	$3,265,998	8%	$2,415,346	46%
Cash and securities	251,219	230,145	9%	155,239	62%
Loans, net of allowance for credit losses	3,235,083	2,992,678	8%	2,215,638	46%
Deposits	2,925,452	2,657,540	10%	1,847,003	58%

Total Assets

Total assets as at January 31, 2023, were $3.53 billion compared to $3.27 billion last quarter and $2.42 billion a year ago. The quarter over quarter and year over year trends were a function primarily of growth in VersaBank’s lending portfolios, in particular the POS Financing portfolio.

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, were $251.2 million or 7% of total assets as at January 31, 2023, compared to $230.1 million or 7% of total assets last quarter and $155.2 million or 6% of total assets a year ago.

VersaBank – Q1 2023 MD&A	15

As at January 31, 2023, the Bank held securities totalling $49.8 million (October 31, 2022 - $141.6 million) which were comprised of:

Government of Canada Treasury Bill purchased for $19.5 million with a face value totaling $20.0 million, yielding 2.81%, and maturing on May 25, 2023: and,
US Government Treasury Bill purchased for USD $22.4 million ($29.9 million) with a face value of USD $22.5 million ($30.0 million), yielding 4.18% and matured on February 7, 2023.

Loans

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2023	2022	Change	2022	Change

Point-of-sale loans and leases	$2,414,266	$2,220,894	9%	$1,439,781	68%
Commercial real estate mortgages	752,138	710,369	6%	722,829	4%
Commercial real estate loans	12,811	13,165	(3% )	14,600	(12% )
Public sector and other financing	42,523	35,452	20%	31,247	36%
	$3,221,738	$2,979,880	8%	$2,208,457	46%

VersaBank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans & Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases (“POS Financing”) asset category is comprised of Point-of-Sale Loan and Lease Receivables acquired from VersaBank’s broad network of origination and servicing partners as well as Warehouse Loans that provide bridge financing to VersaBank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to VersaBank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised of Commercial and Residential Construction Mortgages, Commercial Term Mortgages, Commercial Insured Mortgages and Land Mortgages. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages. VersaBank has de-emphasized Corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings.

VersaBank – Q1 2023 MD&A	16

Q1 2023 vs Q4 2022

Loans increased 8% to $3.24 billion as a function primarily of:

Growth of 9% in POS Financing portfolio balances attributable primarily to continued strong demand for home finance, auto and home improvement/HVAC receivable financing in the current quarter; and,
Growth of 6% in CRE Mortgage balances attributable primarily to healthy demand for the Bank’s construction and term financing products in the current quarter.

Q1 2023 vs Q1 2022

Loans increased 46% as a function primarily of growth of 68% in the POS Financing and growth of 4% in the CRE Mortgage portfolios, as well as 36% growth in the PSOF portfolio.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding VersaBank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (HELOCs).

The Bank’s exposure to residential mortgages as at January 31, 2023, was $4.1 million compared to $4.0 million last quarter and $2.4 million a year ago. The Bank did not have any HELOCs outstanding as at January 31, 2023, last quarter or a year ago.

Credit Quality and Allowance for Credit Losses

As discussed previously, as at January 31, 2023, VersaBank had $1.7 million in impaired loans on its balance sheet, representing 0.05% of total loans which are well secured and anticipated to be repaid prior to the end of the third quarter of fiscal 2023. VersaBank closely monitors its lending portfolio, the portfolio’s underlying borrowers as well as its origination partners in order to ensure that management has good visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

VersaBank – Q1 2023 MD&A	17

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses or ECL allowance that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s ECL allowance is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2023	2022	Change	2022	Change

ECL allowance by lending asset:
Point-of-sale loans and leases	$583	$545	7%	$370	58%
Commercial real estate mortgages	1,591	1,287	24%	1,045	52%
Commercial real estate loans	57	54	6%	36	58%
Public sector and other financing	58	18	222%	4	1350%
Total ECL allowance	$2,289	$1,904	20%	$1,455	57%

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2023	2022	Change	2022	Change

ECL allowance by stage:
ECL allowance stage 1	$2,212	$1,766	25%	$1,359	63%
ECL allowance stage 2	77	138	(44% )	96	(20% )
ECL allowance stage 3	-	-		-
Total ECL allowance	$2,289	$1,904	20%	$1,455	57%

Q1 2023 vs Q4 2022

VersaBank’s ECL allowance as at January 31, 2023, was $2.29 million compared to $1.90 million last quarter as a function primarily of:

Changes in the forward-looking information used by VersaBank in its credit risk models; and,
Higher lending asset balances.

Q1 2023 vs Q1 2022

VersaBank’s ECL allowance as at January 31, 2023, was $2.29 million compared to $1.46 million a year ago as a function primarily of:

Changes in the forward-looking information used by VersaBank in its credit risk models; and,
Higher lending asset balances.

Offset partially by:

Changes in VersaBank’s lending asset portfolio mix.

VersaBank – Q1 2023 MD&A	18

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap.

Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition as well as changes in Canadian and US macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

Forward-Looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”), and loss given default (“LGD”), term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and US macroeconomic environments.

VersaBank – Q1 2023 MD&A	19

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving the base case macroeconomic forecast trends this quarter include: household finances come under pressure attributable to elevated inflation and higher interest rates as the Bank of Canada pushes the overnight rate to 4.75%; the housing sector continues to pull back as home sales reduce and prices compress over the course of 2023 precipitating a slow down in the construction, finance and manufacturing industries; unemployment starts to rise and a small, technical recession ensues in the first half of 2023 as consumer spending dampens and firms lower their growth plans; the impact of the Russian invasion of Ukraine on global commodity prices and trade continues to diminish; public health restrictions do not return even as new COVID-19 case counts occasionally spike through the winter; and, supply-chain stress continues to ease as global vaccination rates improve and goods demand softens.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at January 31, 2023 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VersaBank – Q1 2023 MD&A	20

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at January 31, 2023:

(thousands of Canadian dollars)
	Reported	100%		100%	100%
	ECL	Upside		Baseline	Downside

Allowance for expected credit losses	$2,289	$1,857		$2,772	$4,025
Variance from reported ECL		(432)		483	1,736
Variance from reported ECL (%)		(19%	)	21%	76%

Management is of the view that forward industry and macroeconomic data will continue to trend toward the downside over the course of 2023 as a function of a prolonged, elevated interest rate environment in both Canada and the US and the ability of consumers and businesses to service debt in such an environment, the impact of high inflation in both Canada and the US, the impact of the geo-political risk resulting from the continued crisis in Ukraine and the effect of the crisis on global supply chains. As a result, management anticipates that VersaBank’s estimated ECL amounts will exhibit some volatility which may result in the Bank recognizing higher provisions for credit losses in the coming quarters.

VersaBank – Q1 2023 MD&A	21

Considering the analysis set out above and based on management’s review of the loan and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential, future losses.

Deposits

VersaBank has established three core funding channels, those being personal deposits, commercial deposits, and cash reserves retained from VersaBank’s POS Financing origination partners that are classified as other liabilities, which are discussed in the Other Assets and Liabilities section below.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2023	2022	Change	2022	Change

Commercial deposits	$585,579	$598,413	(2% )	$596,211	(2% )
Personal deposits	2,339,873	2,059,127	14%	1,250,792	87%
Total deposits	$2,925,452	$2,657,540	10%	$1,847,003	58%

Personal deposits, consisting principally of guaranteed investment certificates are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

Q1 2023 vs Q4 2022

Deposits increased 10% to $2.9 billion as a function primarily of:

Higher personal deposits attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth.

Offset partially by:

Modestly lower commercial deposits attributable to withdrawals made by Trustees to fund normal course disbursements associated with insolvency restructurings.

Q1 2023 vs Q1 2022

Deposits increased 58% as a function primarily of the variables and trends set out above.

VersaBank – Q1 2023 MD&A	22

Subordinated Notes Payable

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2023	2022	2022

Issued March 2019, unsecured, non-viability contingent capital compliant, compliant, subordinated notes payable, principal amount of $5.0 million, $5.0 million, effective interest rate of 10.41%, maturing March 2029.	$4,911	$4,908	$4,901

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of USD $75.0 million, effective interest rate of 5.38%, maturing May 2031.	97,854	100,043	92,825

	$102,765	$104,951	$97,726

Subordinated notes payable, net of issue costs, were $102.8 million as at January 31, 2023, compared to $105.0 million last quarter and $97.7 million a year ago. The quarter over quarter and year over year trends were a function primarily of changes in the USD/CAD foreign exchange spot rate in the current quarter.

Other Assets and Liabilities

Other Assets

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2023	2022	Change	2022	Change

Accounts receivable	$3,406	$3,774	(10% )	$2,938	16%
Prepaid expenses and other	12,950	10,213	27%	11,474	13%
Property and equipment	6,698	6,868	(2% )	6,905	(3% )
Right-of-use assets	3,948	4,122	(4% )	4,643	(15% )
Deferred income tax asset	2,003	2,128	(6% )	2,868	(30% )
Interest rate swap	49	-		-
Investment	953	953	0%	953	0%
Goodwill	5,754	5,754	0%	5,754	0%
Intangible assets	9,627	9,363	3%	8,934	8%

Total other assets	$45,388	$43,175	5%	$44,469	2%

Q1 2023 vs Q4 2022

Other assets increased 5% to $45.4 million as a function primarily of:

Higher prepaid expenses and other attributable primarily to normal course timing of general corporate prepaids expenses; and,
Higher intangible assets attributable primarily to the capitalization of compensation costs and various development costs directly related to the Bank’s business development initiatives.

VersaBank – Q1 2023 MD&A	23

Offset partially by:

Lower accounts receivable attributable primarily to the normal course timing of general corporate receivables;
Lower capitalized assets due to amortization; and,
Draw downs on the deferred income tax asset derived from taxable income generated by VersaBank.

Q1 2023 vs Q1 2022

Other assets increased 2% as a function primarily of:

Higher prepaid expenses and other attributable primarily to primarily to normal course timing of general corporate prepaids expenses;
Higher accounts receivable attributable primarily to the normal course timing of general corporate receivables; and,
Higher intangible assets attributable primarily to the capitalization of compensation costs and various development costs directly related to the Bank’s business development initiatives.

Offset partially by:

Lower capitalized assets due to amortization; and,
Draw downs on the deferred income tax asset derived from taxable income generated by VersaBank.

Other Liabilities

(thousands of Canadian dollars)
	January 31	October 31			January 31
	2023	2022	Change		2022	Change

Accounts payable and other	$5,482	$7,662	(28%	)	$6,155	(11%	)
Current income tax liability	1,829	5,797	(68%	)	1,975	(7%	)
Deferred income tax liability	704	786	(10%	)	855	(18%	)
Lease obligations	4,295	4,471	(4%	)	4,944	(13%	)
Cash collateral and amounts held in escrow	7,210	8,006	(10%	)	5,252	37%
Cash reserves on loan and lease receivables	132,776	126,110	5%		114,485	16%

Total other liabilities	$152,296	$152,832	0%		$133,666	14%

Q1 2023 vs Q4 2022

Other liabilities decreased marginally to $152.3 million as a function primarily of:

Lower accounts payable attributable primarily to the normal course timing of general corporate payables;
Lower income tax payable attributable primarily to the normal course timing of payment of prior year’s taxes payable; and,
Lower cash collateral and amounts held in escrow.

Offset partially by:

Higher cash reserve balances attributable to higher POS Financing portfolio balances;

VersaBank – Q1 2023 MD&A	24

Q1 2023 vs Q1 2022

Other liabilities increased 14% as a function primarily of:

Higher cash reserve balances attributable to higher POS Financing portfolio balances; and,
Higher cash collateral and amounts held in escrow.

Offset partially by:

Lower accounts payable attributable primarily to the normal course timing of general corporate payables.

Shareholders’ Equity

Shareholders’ equity was $351.2 million as at January 31, 2023, compared to $350.7 million last quarter and $337.0 million a year ago.

Q1 2023 vs Q4 2022

Shareholders’ equity increased marginally as a function primarily of:

Higher retained earnings attributable to net income earned over the period.

Offset partially by:

Purchase and cancellation of common shares through the Bank’s NCIB; and,
Payment of dividends.

Q1 2023 vs Q1 2022

Shareholders’ equity increased 4% attributable primarily to:

Higher retained earnings attributable to net income earned over the period.

Offset partially by:

Purchase and cancellation of common shares through the Bank’s NCIB; and,
Payment of dividends.

VersaBank’s book value per common share as at January 31, 2023 was $12.77 compared to $12.37 last quarter and $11.78 a year ago. The quarter over quarter and year over year trends were a function primarily of higher retained earnings attributable to net income earned in the current quarter and the purchase and cancellation of common shares below book value per share through the Bank’s NCIB, offset partially by the payment of dividends over the same period.

See note 9 to the unaudited interim consolidated financial statements for additional information relating to share capital.

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in contributed surplus. VersaBank recognized compensation expense for the current quarter totaling $343,000 compared to $423,000 last quarter and $196,000 for the same period a year ago, relating to the estimated fair value of stock options granted.

VersaBank – Q1 2023 MD&A	25

As at January 31, 2023, 40,000 common share stock options were fully vested and exercisable at $7.00 per share and expire in October 2023. See note 9 to the unaudited interim consolidated financial statements for additional information relating to stock options.

Updated Share Information

Subsequent to January 31, 2023, the Bank purchased and cancelled 320,000 common shares and as at March 6, 2023, the number of common shares outstanding totalled 26,103,486. There were no changes in the number of Series 1 preferred shares and common share options outstanding compared to January 31, 2023.

Off-Balance Sheet Arrangements

As at January 31, 2023, VersaBank had an outstanding derivative contract established for asset liability management purposes to swap between floating and fixed interest rates with a notional amount totalling $7.9 million that qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market.

As at January 31, 2023, VersaBank did not have any significant off-balance sheet arrangements other than loan commitments and letters of credit attributable to normal course business activities. See notes 12 and 13 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

VersaBank’s Board of Directors and senior executive officers represent key management personnel. See note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

VersaBank – Q1 2023 MD&A	26

Capital Management and Capital Resources

The table below presents VersaBank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	January 31	October 31			January 31
	2023	2022	Change		2022	Change

Common Equity Tier 1 capital	$326,411	$325,657	0%		$310,825	5%

Total Tier 1 capital	$340,058	$339,304	0%		$324,472	5%

Total Tier 2 capital	$107,414	$109,271	(2%	)	$101,765	6%

Total regulatory capital	$447,472	$448,575	0%		$426,237	5%

Total risk-weighted assets	$2,917,048	$2,714,902	7%		$2,095,335	39%
Capital ratios
CET1 capital ratio	11.19%	12.00%	(7%	)	14.83%	(25% )
Tier 1 capital ratio	11.66%	12.50%	(7%	)	15.49%	(25% )
Total capital ratio	15.34%	16.52%	(7%	)	20.34%	(25% )
Leverage ratio	9.21%	9.84%	(6%	)	12.69%	(27% )

VersaBank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require VersaBank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The quarter over quarter and year over year trends exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function primarily of retained earnings growth, the purchase and cancellation of common shares through the Bank’s NCIB, and changes to VersaBank’s risk-weighted asset balances and composition.

For more information regarding capital management, please see note 15 to VersaBank’s January 31, 2023, unaudited interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of VersaBank’s MD&A for the year ended October 31, 2022.

VersaBank – Q1 2023 MD&A	27

Liquidity

The unaudited Consolidated Statement of Cash Flows for the three months ended January 31, 2023, shows cash provided by operations in the amount of $126.2 million compared to cash used by operations in the amount of $112.9 million for the same period last year. The trend in the current quarter was a function primarily of inflows from deposits raised and timing of maturing of securities exceeding cash outflows to fund loans. The comparative period trend was a function primarily of the Bank using existing liquidity to fund loans. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, VersaBank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. VersaBank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

Interest Rate Sensitivity

The table below presents the duration difference between VersaBank’s assets and liabilities and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s earnings during a 12-month period if no remedial actions are taken. As at January 31, 2023, the duration difference between assets and liabilities was 2.6 months compared to 1.4 months as at October 31, 2022. As at January 31, 2023, VersaBank’s assets would reprice faster than liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	January 31, 2023		October 31, 2022
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$4,156	$(4,168)	$4,304	$(4,261)

Duration difference between assets and liabilities (months)	2.6		1.4

Contractual Obligations

As at January 31, 2023, VersaBank had an outstanding contract established for asset liability management purposes to swap between floating and fixed interest rates with a notional amount totalling $7.9 million which qualified for hedge accounting. There have been no other significant changes in contractual obligations as disclosed in VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2022.

VersaBank – Q1 2023 MD&A	28

Results of Operating Segments

(thousands of Canadian dollars)
for the three months ended	January 31, 2023				October 31, 2022				January 31, 2022
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments		Banking		Adjustments
Net interest income	$24,274	$-	$-	$24,274	$22,477	$-	$-	$22,477	$16,885	$-	$-	$16,885
Non-interest income	2	1,833	(191)	1,644	38	1,778	(41)	1,775	-	1,422	(41)	1,381
Total revenue	24,276	1,833	(191)	25,918	22,515	1,778	(41)	24,252	16,885	1,422	(41)	18,266

Provision for (recovery of) credit losses	385	-	-	385	205	-	-	205	2	-	-	2
	23,891	1,833	(191)	25,533	22,310	1,778	(41)	24,047	16,883	1,422	(41)	18,264

Non-interest expenses:
Salaries and benefits	6,684	1,573	-	8,257	5,678	1,541	-	7,219	5,440	643	-	6,083
General and administrative	2,862	455	(191)	3,126	5,154	457	(41)	5,570	3,482	183	(41)	3,624
Premises and equipment	623	329	-	952	624	361	-	985	582	347	-	929
	10,169	2,357	(191)	12,335	11,456	2,359	(41)	13,774	9,504	1,173	(41)	10,636

Income (loss) before income taxes	13,722	(524)	-	13,198	10,854	(581)	-	10,273	7,379	249	-	7,628

Income tax provision	3,789	(8)	-	3,781	3,939	(95)	-	3,844	1,961	101	-	2,062

Net income (loss)	$9,933	$(516)	$-	$9,417	$6,915	$(486)	$-	$6,429	$5,418	$148	$-	$5,566

Total assets	$3,522,279	$23,797	$(14,386)	$3,531,690	$3,267,479	$22,345	$(23,826)	$3,265,998	$2,412,167	$23,767	$(20,588)	$2,415,346

Total liabilities	$3,174,197	$27,751	$(21,435)	$3,180,513	$2,912,249	$25,755	$(22,681)	$2,915,323	$2,072,691	$25,147	$(19,443)	$2,078,395

Digital Banking Operations

Q1 2023 vs Q4 2022

Net income increased 44% to $9.9 million as a function of higher revenue attributable primarily to strong loan growth and lower non-interest expenses, offset partially by higher provision for credit losses. Lower non-interest expenses were attributable primarily to lower costs related to investments in the Bank’s business development initiatives and lower capital tax expense, offset partially by higher salary and benefits expense attributable to general, annual compensation adjustments and increased staffing levels to support expanded business activity across the Bank. Investments associated with the acquisition and integration of the US national bank are anticipated to continue over the first half of fiscal 2023 but will be substantially lower than the amounts committed over the course of fiscal 2022 and will be related primarily to the Bank ensuring that it is in compliance with all necessary US banking regulatory requirements.

Q1 2023 vs Q1 2022

Net income increased 83% as a function of higher revenue attributable primarily to strong loan growth offset partially by higher non-interest expenses. The non-interest expenses trend was a function primarily of higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank and higher costs associated with employee retention as well as investments in the Bank’s business development initiatives offset partially by lower insurance premiums and lower capital taxes.

VersaBank – Q1 2023 MD&A	29

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

Q1 2023 vs Q4 2022

DRTC revenue increased 3% to $1.8 million, while non-interest expenses were flat at $2.4 million resulting in pre-tax losses reducing 10% to $524,000. Notwithstanding this positive trend DRTC recorded a net loss of $516,000 compared to a net loss of $486,000 in the comparative period as a function primarily of DRTC recognizing an income tax recovery in the comparative period related to tax adjustments in fiscal 2022.

DRTC’s DBG services revenue and gross profit decreased 19% and 6% to $2.3 million and $1.6 million respectively as a function of lower engagements in the current quarter. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income.

Q1 2023 vs Q1 2022

DRTC’s revenue increased 29% as a function primarily of higher gross profit from DBG but was offset by higher non-interest expenses attributable to higher salary and benefits expense due to higher staffing levels to support expanded business activity and higher costs associated with employee retention amidst the current challenging labour market, resulting in a net loss of $516,000 compared to net income of $148,000 in the comparative period.

DBG revenue decreased 3% as a function of lower service work volume in the current quarter while gross profit increased 17% as a function primarily of improved operational efficiency achieved by DBG over the course of the year.

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Summary of Quarterly Results

(thousands of Canadian dollars
except per share amounts)	2023	2022				2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Results of operations:
Interest income	$49,561	$42,072	$34,177	$25,848	$24,720	$23,924	$22,400	$21,649
Yield on assets (%)	5.78%	5.26%	4.70%	4.15%	4.06%	4.04%	4.02%	4.24%
Interest expense	25,287	19,595	14,115	8,606	7,835	7,778	7,858	6,554
Cost of funds (%)	2.95%	2.45%	1.94%	1.38%	1.29%	1.31%	1.41%	1.28%
Net interest income	24,274	22,477	20,062	17,242	16,885	16,146	14,542	15,095
Net interest margin (%)	2.83%	2.81%	2.76%	2.77%	2.77%	2.73%	2.61%	2.96%
Net interest margin on loans (%)	3.03%	3.03%	3.07%	3.11%	3.23%	3.31%	3.23%	3.55%
Non-interest income	1,644	1,775	1,177	1,393	1,381	2,090	1,187	875
Total revenue	25,918	24,252	21,239	18,635	18,266	18,236	15,729	15,970
Provision for (recovery of) credit losses	385	205	166	78	2	(279)	96	(312)
Non-interest expenses	12,335	13,774	13,216	11,767	10,636	10,377	8,200	8,342
Efficiency ratio	48%	57%	62%	63%	58%	57%	52%	52%
Efficiency ratio - Digital Banking	42%	51%	57%	58%	56%	56%	50%	49%
Tax provision	3,781	3,844	2,137	1,847	2,062	2,228	1,997	2,196
Net income	$9,417	$6,429	$5,720	$4,943	$5,566	$5,910	$5,436	$5,744
Income per share
Basic	$0.34	$0.23	$0.20	$0.17	$0.19	$0.24	$0.25	$0.25
Diluted	$0.34	$0.23	$0.20	$0.17	$0.19	$0.24	$0.25	$0.25
Return on average common equity	10.79%	7.32%	6.57%	5.92%	6.58%	8.07%	8.72%	9.20%
Return on average total assets	1.07%	0.77%	0.75%	0.75%	0.87%	0.96%	0.93%	1.02%
Gross impaired loans to total loans	0.05%	0.01%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%

The financial results for each of the last eight quarters are summarized above. Key drivers of VersaBank’s quarter over quarter performance trends for the current reporting period were:

Lending asset growth attributable to growth in the POS Financing and CRE Mortgage portfolios;
Higher NIM as a function of higher yields earned on the Bank’s lending and treasury assets attributable primarily to a higher interest rate environment offset partially by higher cost of funds;

Higher provision for credit losses attributable primarily to changes in the forward-looking information used by VersaBank in its credit risk models in the current quarter and higher lending asset balances; and,

Lower non-interest expenses attributable primarily to lower investments in the Bank’s business development initiatives and lower capital tax expense, offset partially by higher salary and benefits expense.

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under financial reporting framework used to prepare the financial statements of the Bank’s to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

VersaBank – Q1 2023 MD&A	31

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2023	2022	2022
Return on average common equity
Net income	$9,417	$6,429	$5,566
Preferred share dividends	(247)	(247)	(247)
Adjusted net income	9,170	6,182	5,319
Annualized adjusted net income	36,381	24,525	21,103
Average common equity	$337,280	$335,015	$320,882
Return on average common equity	10.79%	7.32%	6.58%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2023	2022	2022
Book value per common share
Common equity	$337,531	$337,029	$323,304
Shares outstanding	26,423,486	27,245,782	27,441,082
Book value per common share	$12.77	$12.37	$11.78

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2023	2022	2022
Return on average total assets
Net income	$9,417	$6,429	$5,566
Preferred share dividends	(247)	(247)	(247)
Adjusted net income	9,170	6,182	5,319
Annualized adjusted net income	36,381	24,525	21,103
Average Assets	$3,398,844	$3,170,671	$2,415,216
Return on average total assets	1.07%	0.77%	0.87%

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

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Net Interest Margin or Spread are calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Loans is calculated as net interest income adjusted for the impact of cash. securities and other assets, divided by average gross loans. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio Digital Banking is calculated as non-interest expenses from the Digital Banking operations as a percentage of total revenue from the Digital Banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Gross Impaired Loans to Total Loans captures gross impaired loan balances as a percentage of VersaBank’s loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

VersaBank – Q1 2023 MD&A	33

Significant Accounting Policies and Use of Estimates and Judgements

Significant accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of VersaBank’s 2022 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2022, except as noted below.

During the current quarter VersaBank updated or incorporated the following significant accounting policies:

Derivative instruments:

Derivatives are reported as other assets when they have a positive fair value and as other liabilities when they have a negative fair value. Derivatives may be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives when: the economic characteristics and risks associated are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a derivative if it was a stand-alone, independent instrument; and the combined contract is not held for trading or designated at fair value through profit or loss. For financial statement disclosure purposes, embedded derivatives are combined with the host contract.

Hedge accounting:

The Bank has elected, as permitted, to apply the hedge accounting requirements of IAS 39. Interest rate swap agreements are entered into for asset liability management (“ALM”) purposes. When hedge accounting criteria are met, derivative contracts are accounted for as described below.

To meet the criteria for hedge accounting, the Bank documents all relationships between hedging instruments and hedged items, how hedge effectiveness is assessed, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets or liabilities on the Consolidated Statements of Financial Position. The Bank also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

The Bank has only fair value hedges outstanding. In a fair value hedge, the change in the fair value of the hedging derivative is recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item (basis adjustment) and is also recognized in non-interest income in the in the Consolidated Statements of Income and Comprehensive Income. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets to floating rate financial assets. The primary financial instruments designated in fair value hedging relationships are loans. If the derivative expires or is sold, terminated, no longer meets the criteria for hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any basis adjustment up to that point made to a hedged item for which the effective interest method is used is amortized to the Consolidated Statements of Income and Comprehensive Income as part of the recalculated effective interest rate of the item over its remaining term. If the hedged item is derecognized, the unamortized fair value is recognized immediately in the Consolidated Statements of Income and Comprehensive Income.

VersaBank – Q1 2023 MD&A	34

In fair value hedges, ineffectiveness arises to the extent that change in fair value of the hedging items differs from the change in fair value of the hedge risk in the hedged item. Any hedge ineffectiveness is measured and recorded in non-interest income in the Consolidated Statements of Income and Comprehensive Income.

Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income.

Controls and Procedures

During the quarter ended January 31, 2023, there were no changes in VersaBank’s internal controls over financial reporting, that have materially affected, or are reasonably likely to materially affect VersaBank’s internal controls over financial reporting.

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